SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 1)

CPI Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125902106

(CUSIP Number)

Mark Thompson

Foyston, Gordon & Payne Inc

(416-362-4725 ext. 228)

151 Yonge Street, Suite 1208

Toronto, Ontario

M5C 2W7

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2004

(Date of Event which Requires Filing of this Statement)

1.         Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

            Foyston, Gordon & Payne Inc

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            A

            B  X

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            ( )

6.         Citizenship or Place of Organization

            Toronto, Canada

7.         Sole Voting Power

531,635

8.         Shared Voting Power

9.         Sole Dispositive Power

531,635

10.       Shared Dispositive Power

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            531,635

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            N/A

13.       Percent of Class Represented by Amount in Row (11)

            6.9%

14.       Type of Reporting Person

            IA

Item1. Security and Issuer

This filing pertains to the common stock of CPI Corp. The principal executive officers are located at:

1706 Washington Avenue

St. Louis, Missouri 63103

Item 2. Identity and Background

This filing is made by Foyston, Gordon & Payne Inc. which is a registered Investment Counsel. The offices of Foyston, Gordon & Payne Inc. are located at:

151 Yonge Street

Suite 1208

Toronto Ontario

M5C 2W7

During the last five years no individuals who are part of the Company have been convicted in a criminal proceeding nor were any individuals party to a civil proceeding.

Item 3. Source and Amount of Funds or Other Considerations

The source of funds for acquisitions are our clients accounts which are made available to Foyston, Gordon & Payne Inc. for the sole purpose of portfolio management. The amount of funds for each acquisition depends solely on the market price of the stock as quoted on the exchange on which it trades.

Item 4. Purpose of Transaction

As Portfolio Managers the purpose of acquisition of securities of the issuer is to provide a sound investment whereby we maximize returns for each of our clients.

(a) to (j) No plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) As of February 15, 2005, Foyston, Gordon & Payne Inc. beneficially owned 531,635 shares of CPI Corp common stock (voting). This represents 6.86% of the total common stock (voting) outstanding (7,751,697 shares per 10-Q November 13, 2004).

(b) Foyston, Gordon & Payne Inc. has sole voting and dispositive power over the 531,635 shares.

(c) Listed below is a summary of transactions:

Buy      03/07/05          300     Shares              $ 15.08

Buy      03/07/05          100      Shares              $ 15.08

Buy      03/11/05          1,120   Shares              $ 14.97

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Foyston, Gordon & Payne Inc. with respect to any securities of the issuer.

Item 7. Material to be filed as exhibits

There are no exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/11/2005

Date

Signature

Mark Thompson/ Vice President

Name/Title